EXHIBIT 5

POWELL                                                    ATLANTA  *  WASHINGTON
GOLDSTEIN
FRAZER &
MURPHY LLP
ATTORNEYS AT LAW

October 22, 2002


Pinnacle  Financial  Corporation
P.O.  Box  430
Elberton,  Georgia  30635

Pinnacle  S-Corp
P.O.  Box  430
Elberton,  Georgia  30635

Re:   Merger of Pinnacle Financial Corporation into Pinnacle S Corp

Ladies and Gentlemen:

You have requested our opinion as to the tax consequences under the Internal Revenue Code of 1986, as amended (the "Code") of the proposed merger (the "Merger") of Pinnacle Financial Corporation, a corporation organized and existing under the laws of the State of Georgia ("Pinnacle"), with and into Pinnacle S-Corp, a corporation organized and existing in the State of Georgia ("Pinnacle S-Corp"), with Pinnacle S-Corp as the surviving entity, in accordance with that certain Agreement and Plan of Reorganization by and between Pinnacle Financial Corporation and Pinnacle S-Corp Dated October 21, 2002 (the "Reorganization Agreement"), and incorporated herein by reference.
Specifically, you have requested us to opine that the Merger will constitute a "tax-free" reorganization within the meaning of Section 368 of the Code.

In rendering the opinions expressed below, we have examined the following documents (the "Documents"):

          (a)  The Reorganization Agreement;

          (b) The Statements of Facts and Representations of Pinnacle and Pinnacle S-Corp that have been delivered to the undersigned and incorporated herein by reference; and

          (c) Such other documents and records as we have deemed necessary in order to enable us to render the opinions expressed below.

Terms not otherwise defined in this opinion letter have the meaning given those terms in the Documents.

In rendering the opinions expressed below, we have assumed, without any independent investigation or verification of any kind, that all of the information as to factual matters contained in the Documents is true, correct, and complete. Any inaccuracy with respect to factual matters contained in the


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Documents or incompleteness in our understanding of the facts could alter the conclusion reached in this opinion.

In addition, for purposes of rendering the opinions expressed below, we have assumed with your permission, that (i) all signatures on all Documents reviewed by us are genuine, (ii) all Documents submitted to us as originals are true and correct, (iii) all Documents submitted to us as copies are true and correct copies of the originals thereof, (iv) each natural person signing any Document reviewed by us had the legal capacity to do so, and (v) the Merger and the transactions contemplated in the Reorganization Agreement will be effected in accordance with the terms thereof.

Finally, with your permission, we have assumed that the sum of: (i) the amount of any cash and the value of any property other than Pinnacle S-Corp stock paid to Pinnacle's shareholders who exercise their statutory right to dissent to the Merger; (ii) the amount of cash and the value of any property other than Pinnacle S-Corp stock given as consideration by Pinnacle S-Corp (or a person related to Pinnacle S-Corp within the meaning of Treasury Regulation Section 1.368-1(e)(2)) in exchange for Pinnacle stock prior to, but in contemplation of, the Merger or in redemption after the Merger of Pinnacle S-Corp stock received by an Pinnacle shareholder in the Merger; and (iii) the amount of cash paid to Pinnacle shareholders in lieu of the issuance of fractional shares of Pinnacle S-Corp stock; will not exceed 50 percent of the total value of the Pinnacle stock outstanding immediately prior to the effective time of the Merger.

OPINION
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Based upon the foregoing, it is our opinion that the Merger will constitute a reorganization within the meaning of Code Section 368(a). Accordingly, it is our opinion that:

a. No gain or loss will be recognized for federal income tax purposes by a Pinnacle shareholder upon the receipt of shares of Pinnacle S-Corp stock in exchange for the cancellation of his or her shares of Pinnacle stock in the Merger. See Code Section 354(a).

b. A Pinnacle shareholder who receives solely cash because such shareholder is not an eligible shareholder, such shareholder elects to exercise his or her statutory right to dissent, or otherwise will be treated as having received such payment in redemption of his or her Pinnacle stock, as provided in Code Section 302(a). Generally, any gain or loss recognized by any such Pinnacle shareholder will be capital gain or loss, provided (i) the Pinnacle common stock constitutes a capital asset in the hands of such shareholder, and (ii) the requirements of Section 302(b)(1), (2) or (3) of the Code are met. Such gain or loss will be long-term capital gain or loss if the shareholder has held such Pinnacle stock for more than one (1) year.


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c.   A Pinnacle shareholder that receives Pinnacle S-Corp stock in exchange for
     Pinnacle stock in the Merger will have a basis in that Pinnacle S-Corp stock equal to his or her basis in the Pinnacle stock surrendered in the Merger. See Code Section 358(a)(1).

d. The holding period of the Pinnacle S-Corp stock received by an Pinnacle shareholder in exchange for Pinnacle stock in the Merger will include the period during which the Pinnacle shareholder held the Pinnacle stock surrendered therefore, provided the Pinnacle stock was held as a capital asset by such Pinnacle shareholder. See Code Section 1223(1).

e. A former Pinnacle shareholder who purchases additional Pinnacle S-Corp stock in connection with the Merger will have an initial basis in such Pinnacle S-Corp stock equal to $92.50 per share and the holding period for such Pinnacle S-Corp stock shall begin on the day after the effective date of the Merger.

f. No gain or loss will be recognized by Pinnacle S-Corp or Pinnacle as a consequence of the Merger. See Code Section 361(a).

                                    * * * * *

Our opinions are based upon the facts as they exist today, the existing provisions of the Code, Treasury Regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service, and existing federal case law, any of which could be changed at any time. Any such change may be retroactive in application and could modify the legal conclusion upon which our opinions are based.

In addition, this opinion does not address any tax considerations under foreign, state, or local laws, or the tax considerations to certain Pinnacle shareholders in light of their particular circumstances, including persons who are not United States persons, dealers in securities, tax-exempt entities, shareholders who do not hold Pinnacle common stock as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code, and shareholders who acquired their shares of Pinnacle stock pursuant to the exercise of Pinnacle options or otherwise as compensation.

This opinion letter is being furnished only to the parties to which it is addressed and is solely for their benefit. No other person shall be entitled to rely on the opinions without our prior express written consent. This opinion letter may not be used, circulated, quoted, published, or otherwise


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referred to for any purpose without our prior express written consent.  Our opinions are limited to the matters stated herein, and no opinion is implied or may be inferred beyond the opinions expressly stated herein.

Very truly yours,




/S/  POWELL, GOLDSTEIN, FRAZER & MURPHY LLP


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